Exhibit 2

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE ORDINARY GENERAL SHAREHOLDERS’

MEETING OF CEMEX, S.A.B. DE C.V.1

Is CEMEX, S.A.B. de C.V. (“CEMEX”) only calling an Ordinary General Shareholders’ Meeting?

Yes, the corresponding notice and agenda are only for an Ordinary General Shareholders’ Meeting of CEMEX (the “Meeting”). As of February 13, 2023, no Extraordinary General Shareholders’ Meeting of CEMEX is being called. As a general reference, under Mexican law, certain matters can only be approved at an Ordinary General Shareholders’ Meeting and other matters at an Extraordinary General Shareholders’ Meeting.

What is being proposed under item I of the Agenda for the Meeting?

The discussion and approval of certain reports for the year ended on December 31, 2022, which include CEMEX’s consolidated financial statements, results of operations, cash flow and variations of capital stock that, under Mexican law, the Chief Executive Officer (“CEO”) of CEMEX must submit to CEMEX’s shareholders at an Ordinary General Shareholders’ Meeting after the shareholders are informed of the opinion of CEMEX’s Board of Directors with respect to the report presented by CEMEX’s CEO; the reports of CEMEX’s Audit, Corporate Practices and Finance, and Sustainability committees; the accounting policies and criteria report and the tax status report of CEMEX, in each case as required in accordance with applicable Mexican Securities Market Law (Ley del Mercado de Valores), Tax Laws and CEMEX’s By-Laws. This proposal is required under Mexican law and is standard for companies in Mexico at Ordinary General Shareholders’ Meetings.

The documents described in item I of the agenda are expected to be made publicly available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item II of the Agenda for the Meeting?

The approval of a proposal for the allocation of profits for the fiscal year ended December 31, 2022. This proposal is required under Mexican law and is also standard for companies in Mexico at Ordinary General Shareholders’ Meetings. No declaration of a cash or stock dividend is being proposed.

Additional details, if any, on this item II of the agenda of the Ordinary Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

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This document contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the items described herein will not change before or during the Meeting. CEMEX assumes no obligation to update or correct the information contained in this document.

What is being proposed under item III of the Agenda for the Meeting?

As required under Mexican law, the presentation by CEMEX’s Board of Directors of the report that contains the procedures and approvals (the “Procedures and Approvals”) that were implemented and followed regarding CEMEX’s share buyback program that was established and executed during the 2022 calendar year is being proposed. As a general reference, 661,927,434 CEMEX ordinary shares which are equivalent, in Ordinary Participation Certificates (“CPO”) terms, to 220,642,478 CPOs, were purchased during the 2022 calendar year under CEMEX’s share buyback program.

Additional details, if any, on this item III of the agenda of the Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item IV of the Agenda for the Meeting?

Similar to what was discussed and approved in CEMEX’s Ordinary General Shareholders’ Meeting held in 2022, this item includes the discussion and approval to set the amount of a reserve that would be used for the repurchase of CEMEX’s shares or other instruments representing such shares. The share buyback program being proposed would be of up to U.S.$500 million, starting on March 23, 2023, and would last until the date of CEMEX’s next Ordinary General Shareholders’ Meeting, expected to be held no later than April 30, 2024.

In general, the Procedures and Approvals followed during previous years, and which were in force during 2022 for the repurchase of CEMEX’s shares, would be followed during 2023. In particular, if the proposal is approved, repurchases under the share buyback program would be made from time to time at prevailing market prices in open market purchases in Mexico, as determined by the Chairman of CEMEX’s Board of Directors, CEMEX’s CEO or CEMEX’s Executive Vice President of Finance and Administration and Chief Financial Officer. This share buyback program does not obligate CEMEX to acquire any particular amount of stock, nor does it mean that the buyback will take place. The timing, frequency and amount of any buyback activity will depend on a variety of factors, such as levels of cash generation from operations, cash requirements for investment in CEMEX’s business, CEMEX’s stock prices, market conditions and other factors such as restrictions in CEMEX’s debt agreements, if any. The share buyback program may be suspended, amended, or discontinued at any time and has no set expiration date.

Additional details, if any, on this item IV of the agenda of the Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item V of the Agenda for the Meeting?

A vote is proposed to decrease CEMEX’s capital stock (in its variable part) through the cancellation of 661,927,434 CEMEX’s ordinary shares that were repurchased during the 2022 calendar year under CEMEX’s share buyback program, which represented approximately 1.5% of CEMEX’s outstanding capital stock as of December 31, 2022.

Additional details, if any, on this item V of the agenda of the Meeting, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item VI of the Agenda for the Meeting?

In accordance with Mexican law, for item VI of the agenda, the appointment or, where appropriate, reappointment, of the candidates that during the Meeting will be proposed on an individual basis, and not as part of a “group slate”, to be appointed as members of CEMEX’s Board of Directors, as well as the appointment of the Chairman and Secretary of CEMEX’s Board of Directors. This proposal is standard for companies in Mexico at these meetings. CEMEX started proposing candidates to CEMEX’s Board of Directors on an individual basis in 2022 and for the Meeting is continuing to do so as part of CEMEX’s corporate governance enhancements, announced on February 24, 2022.

The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors, as well as other information for the persons being proposed, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item VII of the Agenda for the Meeting?

For item VII of the agenda, the appointment or, where appropriate, reappointment, of the candidates that during the Meeting will be proposed on an individual basis, and not as part of a “group slate” as was done in previous Ordinary General Shareholders’ Meetings, to be appointed as members of CEMEX’s Board of Directors Audit Committee, as well as the appointment of its President and Secretary. This proposal is standard for companies in Mexico at these meetings. This is the first time that members of CEMEX’s Board of Directors Audit Committee are being proposed on an individual basis, which is also part of CEMEX’s corporate governance enhancements, announced on February 24, 2022.

The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors Audit Committee, as well as other information for the persons being proposed, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item VIII of the Agenda for the Meeting?

For item VIII of the agenda, the appointment or, where appropriate, reappointment, of the candidates that during the Meeting will be proposed on an individual basis, and not as part of a “group slate” as was done in previous Ordinary General Shareholders’ Meetings, to be appointed as members of CEMEX’s Board of Directors Corporate Practices and Finance Committee, as well as the appointment of its President and Secretary. This proposal is standard for companies in Mexico at these meetings. This is the first time that members of CEMEX’s Board of Directors Corporate Practices and Finance Committee are being proposed on an individual basis, which is also part of CEMEX’s corporate governance enhancements, announced on February 24, 2022.

The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors Corporate Practices and Finance Committee, as well as other information for the persons being proposed, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item IX of the Agenda for the Meeting?

For item IX of the agenda, the appointment or, where appropriate, reappointment, of the candidates that during the Meeting will be proposed on an individual basis, and not as part of a “group slate” as was done in previous Ordinary General Shareholders’ Meetings, to be appointed as members of CEMEX’s Board of Directors Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as the appointment of its President and Secretary. This proposal is standard for companies in Mexico at these meetings. This is the first time that members of CEMEX’s Board of Directors Sustainability, Climate Action, Social Impact, and Diversity Committee are being proposed on an individual basis. Also, this committee is changing its name from “Sustainability Committee” to CEMEX’s Board of Directors “Sustainability, Climate Action, Social Impact, and Diversity Committee”, which is also part of CEMEX’s corporate governance enhancements, announced on February 24, 2022.

The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors Sustainability, Climate Action, Social Impact, and Diversity Committee, as well as other information for the persons being proposed, are expected to be made available on CEMEX’s website (www.cemex.com) by no later than February 23, 2023.

What is being proposed under item X of the Agenda for the Meeting?

For item X of the agenda, the proposal for the compensation of members of CEMEX’s Board of Directors, Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee. This proposal is standard for companies in Mexico at these meetings.

What is being proposed under item XI of the Agenda for the Meeting?

As for item XI of the agenda, the proposal to appoint the delegate or delegates who will formalize the resolutions that are approved at the Meeting. This proposal is standard for companies in Mexico at these meetings.

CEMEX expects to provide a general update on its corporate governance enhancements on February 23, 2023.